FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2004

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

SUITE #1650, 701 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F  X

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“THOMAS W. BEATTIE”

By:

Thomas W. Beattie

Vice President, Corporate Affairs

Date:

August 10, 2004

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FORM:1	CHANGE IN OUTSTANDING AND RESERVED SECURITIES

WHEN TO FILE:

 Within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred (including a reduction in such number that results from a cancellation or redemption of securities). If no such change has occurred, a nil report should be filed.

HOW:	For Companies Reporting to the Toronto TSX Office: Via fax to 416-947-4547 or via email to listedissuers@tsx.com
For Companies Reporting to the Montreal TSX Office: Via fax to 514-788-2421 or via email to listedissuers@tsx.com

QUESTIONS:

For Companies Reporting to the Toronto TSX Office:
Email listedissuers@tsx.com or contact the TSX Reporting Agent who is responsible for the Company (based on the first letter of the Company’s name), as follows:

	Company Name	Phone
	A – K	416-947-4538
	L – Z	416-947-4616

For Companies Reporting to The Montreal TSX Office: Call 514-788-2451

NOTE:

The Company may customize the form to ensure that the charts below contain all applicable information relating to the issuer. Each share compensation arrangement which involves the issuance of treasury securities must have its own chart.

This Form replaces the “Changes in Capital Structure” form.

Although the Closing Issued and Outstanding Share Balance figure to be entered on the last line of Section A of this Form will be posted on the TSX website, no other information provided by the Company in this Form will be made available for public view.

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CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY*	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		45,696,536
ADD:	Stock Options Exercised
	Share Purchase Plan
	Dividend Reinvestment Plan
	Exercise Warrants
	Private Placement
	Conversion
	Other Issuance (provide description)
SUBTRACT:	Issuer Bid Purchase (see attachment)		(463,600)
	Redemption
	Other Cancellation (provide description)
	Closing Issued and Outstanding Share Balance*		45,232,936

NOTE:

If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

	RESERVED FOR SHARE COPENSATION ARRANGEMENTS	# of Shares	Balance
A.	Share Purchase Plans and / or Agreement(s)		N/A
NAME OF PROGRAM:
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) - for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

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	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement(s)
	NAME OF PROGRAM:
	Stock Options Outstanding - Opening Balance	3,761,500

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
Mar 12, 2007	John Paterson	Mar 11, 2012	$8.13	50,000
Mar 12, 2007	Timo Jauristo	Mar 11, 2012	$8.13	50,000
Mar 12, 2007	James Hume	Mar 11, 2012	$8.13	25,000
Mar 12, 2007	Bill McCartney	Mar 11, 2012	$8.13	25,000
Mar 12, 2007	Tom Beattie	Mar 11, 2012	$8.13	50,000
Mar 12, 2007	Parkash Athwal	Mar 11, 2012	$8.13	25,000
Mar 12, 2007	George Plewes	Mar 11, 2012	$8.13	25,000
Mar 12, 2007	Blair Lockhart	Mar 11, 2012	$8.13	20,000
Mar 12, 2007	Meghan Brown	Mar 11, 2012	$8.13	15,000
Mar 12, 2007	Bob Rollings	Mar 11, 2012	$8.13	10,000
Mar 12, 2007	Susy Horna	Mar 11, 2012	$8.13	20,000
Mar 12, 2007	Alana Macfarlane	Mar 11, 2012	$8.13	10,000
Mar 12, 2007	Cecilia Bonatto	Mar 11, 2012	$8.13	10,000
Mar 12, 2007	Shayla Woodman	Mar 11, 2012	$8.13	10,000
Mar 12, 2007	Giovanni Susin	Mar 11, 2012	$8.13	50,000
Mar 12, 2007	Michael Pond	Mar 11, 2012	$8.13	2,000
Mar 12, 2007	Peggy Lu	Mar 11, 2012	$8.13	5,000
Mar 12, 2007	Kristen Pinch	Mar 11, 2012	$8.13	10,000
Mar 12, 2007	Jaclyn D'Alfonso	Mar 11, 2012	$8.13	5,000
Mar 12, 2007	Eun-Kyu Chang	Mar 11, 2012	$8.13	5,000
Mar 12, 2007	Javier Salas	Mar 11, 2012	$8.13	20,000
Mar 12, 2007	Susan Bertie	Mar 11, 2012	$8.13	5,000
Mar 12, 2007	Julio Chavez	Mar 11, 2012	$8.13	5,000
Mar 12, 2007	Jorge Rivera	Mar 11, 2012	$8.13	5,000
Mar 12, 2007	David Gomez	Mar 11, 2012	$8.13	5,000
Mar 12, 2007	Eva Rondon	Mar 11, 2012	$8.13	2,000

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Mar 12, 2007	Julio Falco	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Liliana Salas	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Victor Diaz	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Carlos Talledo	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Nilton Astorga	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Joseph Salas	Mar 11, 2012	$8.13	5,000
Mar 12, 2007	Marco Dominguez	Mar 11, 2012	$8.13	5,000
Mar 12, 2007	Ernesto Villar	Mar 11, 2012	$8.13	4,000
Mar 12, 2007	Walter Lavado	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Luis Gutierrez	Mar 11, 2012	$8.13	4,000
Mar 12, 2007	Victor Chia	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Nancy Acuna	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Marco Negron	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Carlos Salazar	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Miguel Martinez	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Rodolfo Villegas	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Gaston Loyola	Mar 11, 2012	$8.13	5,000
Mar 12, 2007	Jesus Salazar	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Fernando Alegre	Mar 11, 2012	$8.13	4,000
Mar 12, 2007	Wilder Poma	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Ever Duenas	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Jorge Santiago	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Jose Sanchez	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Angel Sinche	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Alfonso Malaga	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Oscar Barrera	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Johny Gomez	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Marcos Huaynate	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Jesus Loayza	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Raul Carlos Vasquez	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Jose Ibanez	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Larry Manrique	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Victor Chavez	Mar 11, 2012	$8.13	2,000

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Mar 12, 2007	Neftali Munoz	Mar 11, 2012	$8.13	2,000
Mar 12, 2007	Jose Quijano	Mar 11, 2012	$8.13	2,000
Mar 12, 2007	Fredy Montalvo	Mar 11, 2012	$8.13	2,000
Mar 12, 2007	Miguel Mesias	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Jaime Chavez	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Julio Cesar Collado	Mar 11, 2012	$8.13	2,000
Mar 12, 2007	Carla Palomino	Mar 11, 2012	$8.13	2,000
Mar 12, 2007	Julio Adco	Mar 11, 2012	$8.13	2,000
Mar 12, 2007	Claudia Gonzales	Mar 11, 2012	$8.13	2,000
Mar 12, 2007	Tan Shundao	Mar 11, 2012	$8.13	15,000
Mar 12, 2007	Shen Chenghegn	Mar 11, 2012	$8.13	10,000
Mar 12, 2007	John Zhang	Mar 11, 2012	$8.13	20,000
Mar 12, 2007	Juwei Zhang	Mar 11, 2012	$8.13	5,000
Mar 12, 2007	Liemei Feng	Mar 11, 2012	$8.13	7,500
Mar 12, 2007	Hongsheng Liu	Mar 11, 2012	$8.13	8,000
Mar 12, 2007	Hargxiao Gao	Mar 11, 2012	$8.13	5,000
Mar 12, 2007	Jenna Zhou	Mar 11, 2012	$8.13	3,000
Mar 12, 2007	Grace Han	Mar 11, 2012	$8.13	5,000
Mar 12, 2007	May He	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Joyce Zhang	Mar 11, 2012	$8.13	2,000
Mar 12, 2007	Vera Wu	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Jun Jiang	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Jannet Rivera	Mar 11, 2012	$8.13	10,000
Mar 28, 2007	Esther Lee	Mar 27, 2012	$8.03	15,000
Mar 12, 2007	Jorge Villegas	Mar 11, 2012	$8.13	2,000
Mar 12, 2007	David Black	Mar 11, 2012	$8.13	25,000
Mar 12, 2007	Nestor Vidal	Mar 11, 2012	$8.13	1,000
			SUBTOTAL	671,500

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
			SUBTOTAL	0

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

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Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	0

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSX acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
Mar 30, 2007	Parkash Athwal	Mar 25, 2004	Mar 24, 2009	$18.38	80,000
Mar 30, 2007	Giovanni Susin	Mar 25, 2004	Mar 24, 2009	$18.38	40,000
Mar 30, 2007	George Plewes	Mar 25, 2004	Mar 24, 2009	$18.38	400,000
Mar 30, 2007	John Paterson	Mar 25, 2004	Mar 24, 2009	$18.38	200,000
Mar 30, 2007	Dan Innes	Mar 25, 2004	Mar 24, 2009	$18.38	200,000
Mar 30, 2007	David Black	Mar 25, 2004	Mar 24, 2009	$18.38	50,000
Mar 30, 2007	Tom Beattie	Mar 25, 2004	Mar 24, 2009	$18.38	60,000
				SUBTOTAL	1,030,000
Stock Option Outstanding – Post Plan – Closing Balance Inducement – S. Myers Inducement – A. Losada-Calderon Inducement – T. Jauristo				3,403,000 200,000 200,000 300,000 4,103,000

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (from Stock Option Plan)
	NAME OF PROGRAM: Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period		3,973,617*
Additional shares Listed Pursuant to the Plan (ADD)
Stock Options Exercised (SUBTRACT)
Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period		3,973,617*

*  Does Not include any of the options issued as Inducements.

RESERVED BUT NOT YET GRANTED (AS PER COMPANY)

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D.	Shares Reserved (from Stock Option Plan)
	NAME OF PROGRAM: Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period		673,117
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Granted (SUBTRACT)		(671,500)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period		1,617*

*  Does Not Include any of the options issued as Inducements.

All information reported in this Form is for the month of March, 2007.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Susy Horna
PHONE / EMAIL	604-669-2525 / susyh@swgold.com
DATE	April 10, 2007

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SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN INCREASES INTEREST IN SUPERIOR DIAMONDS INC.

March 1, 2007

Vancouver, B.C. - Southwestern Resources Corp. (SWG-TSX), in accordance with regulatory requirements, announces it has acquired 1,361,000 shares of Superior Diamonds Inc. (“Superior Diamonds”) on the open market.

Southwestern is the largest shareholder of Superior Diamonds, and prior to acquiring the above noted shares, Southwestern held 6,847,843 shares or 14.8% of Superior Diamonds’ outstanding shares. Southwestern now holds 8,208,843, or 17.8%, of the 46,222,864 issued and outstanding shares of Superior Diamonds. In addition, pursuant to a transaction in 2005, Southwestern holds warrants to purchase an additional 444,444 common shares in the capital of Superior Diamonds. If Southwestern were to exercise all of the share purchase warrants, it would hold an aggregate of 8,653,287 shares, representing 18.5% of the outstanding shares of Superior Diamonds.

Southwestern has acquired the shares for investment purposes. These investments will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties in China and Peru. The Company has a number of significant projects including the Liam Gold-Silver Project in Peru with Newmont Peru Limited, the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. and the Boka Gold Project in China with Team 209 of the Yunnan Nuclear Industry, where a major drilling program is being conducted. The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a joint venture with Newmont Overseas Exploration Limited, and has entered into a Joint Venture Heads of Agreement with Inco Limited, a subsidiary of CVRD Canada Inc., to carry out mineral exploration for nickel, copper and platinum group metals in Yunnan and Sichuan provinces, China. Southwestern also owns 50.4% of the recently listed Zincore Metals Inc., which holds zinc assets in Peru. The Company has working capital of $44 million, total assets of over $100 million, and no debt. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Forward-Looking Statements

Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

Meghan Brown, Manager Investor Relations

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

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SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN ANNOUNCES ANNUAL AND SPECIAL MEETING

March 9, 2007

Vancouver, B.C. - Southwestern Resources Corp. (SWG-TSX) announces that all shareholders of record on March 21, 2007 will be entitled to receive notice of and to vote at the Annual and Special Meeting of shareholders, to be held on Monday May 7, 2007 at 9:30am PDT at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, B.C.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties in China and Peru. The Company has a number of significant projects including the Liam Gold-Silver Project in Peru with Newmont Peru Limited, the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. and the Boka Gold Project in China with Team 209 of the Yunnan Nuclear Industry, where a major drilling program is being conducted. The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a joint venture with Newmont Overseas Exploration Limited, and has entered into a Joint Venture Heads of Agreement with Inco Limited, a subsidiary of CVRD Canada Inc., to carry out mineral exploration for nickel, copper and platinum group metals in Yunnan and Sichuan provinces, China. Southwestern also owns 50.4% of the recently listed Zincore Metals Inc., which holds zinc assets in Peru. The Company has working capital of $44 million, total assets of over $100 million, and no debt. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

For more information, please contact:

Meghan Brown, Manager Investor Relations

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

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SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN CONTINUES TO BUY BACK SHARES UNDER

NORMAL COURSE ISSUER BID

March 14, 2007

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern” or “the Company”) continues to buy back shares under the normal course issuer bid implemented in August 2006. Since August 29, 2006, the Company has purchased 773,900 shares at an average price of $7.92 per share.

John Paterson, Southwestern’s President and Chief Executive Officer, stated the Company’s Board of Directors believes Southwestern’s shares remain undervalued. “At the time we launched the buy back program, it was the Board’s view that Southwestern’s share price did not reflect our strong balance sheet and portfolio of highly prospective exploration properties” he said. “The share price remains bound in a range that we view as significantly undervalued. Our ongoing share purchases reflect the Board’s continuing confidence in the Company.”

In August 2006 Southwestern implemented a Normal Course Issuer Bid (“the Bid”) through the Toronto Stock Exchange (“the Exchange”) to acquire up to two million shares of the Company, representing less than 5% of its issued and outstanding shares. The Bid is in effect for 12 months from that date. All common shares purchased by the Company under the Bid will be effected through the facilities of the Exchange and will be surrendered by the Company to its transfer agent for cancellation. Pursuant to the policies of the Exchange on normal course issuer bids, shares purchased by the Company under the Bid will be acquired at the market price of the shares at the time of acquisition and will be limited to 2% of the Company’s issued and outstanding shares during any 30-day period. The Company currently has 45,353,236 shares outstanding.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties in China and Peru. The Company has a number of significant projects including the Liam Gold-Silver Project in Peru with Newmont Peru Limited, the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. and the Boka Gold Project in China with Team 209 of the Yunnan Nuclear Industry, where a major drilling program is being conducted. The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a joint venture with Newmont Overseas Exploration Limited, and has entered into a Joint Venture Heads of Agreement with Inco Limited, a subsidiary of CVRD Canada Inc., to carry out mineral exploration for nickel, copper and platinum group metals in Yunnan and Sichuan provinces, China. Southwestern also owns 50.4% of the recently listed Zincore Metals Inc., which owns zinc assets in Peru. At the end of 2006 the Company had $46 million in cash and sort-term investments, $41 million in other investments, and no debt. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Forward-looking Statements

Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently

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available. The Company does not assume the obligation to update any forward-looking statement.

For more information please contact:

Meghan Brown, Manager Investor Relations

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

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SOUTHWESTERN RESOURCES CORP.

MANAGEMENT INFORMATION CIRCULAR

This Information Circular contains information as at March 21, 2007 unless otherwise stated

BUSINESS OF THE MEETING

1.

FINANCIAL STATEMENTS

The consolidated financial statements of Southwestern Resources Corp. (the "Company",  “Southwestern” or “SWG”) for the year ended December 31, 2006 are included in the 2006 Annual Report, which has been mailed to shareholders concurrently with this Information Circular and will be presented to the shareholders at the next Annual and Special Meeting of Shareholders (the “Meeting”).

2.

ELECTION OF DIRECTORS

3.

Management proposes to nominate for election to the Company’s Board of Directors the persons named in the section “Election of Directors”.  Please refer to that section for a biography of each nominee.  All of the nominees are currently directors of the Company.  Each director elected will hold office until the next annual general meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

Unless authority is withheld, the persons named in the accompanying form of proxy (the “Proxy”) intend to vote for these nominees. All of the nominees have established their eligibility and willingness to serve as directors. The Proxy permits shareholders to vote in favour of all nominees, vote in favour of some nominees and to withhold votes for other nominees, or to withhold votes for all nominees.

Directors’ attendance at Board and committee meetings held in 2006 is set forth in Item 1(g) of the section “Corporate Governance Disclosure”.

3.

APPOINTMENT OF AUDITORS

Deloitte & Touche were initially appointed auditors of the Company in 1992. The persons whose names are printed on the enclosed Proxy will vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, of Suite 2800, 1055 Dunsmuir Street, Vancouver, British Columbia, as auditors for the Company to hold office until the next annual general meeting of shareholders, at a remuneration to be fixed by the directors.

4.

AMENDMENT TO THE STOCK OPTION PLAN

At the Meeting, shareholders will be asked to consider and if deemed appropriate approve with or without variation the amendment to the Company’s stock option plan (see section “Approval of Amendment of Stock Option Plan”).  The proposed amendment is a result of recent announcements of the Toronto Stock Exchange (the “Exchange”).

5.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

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Management is not aware of any matters to come before the Meeting other than those referred to in the Notice of Meeting.  Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the instructions of the proxyholder.

VOTING AND QUORUM

All matters presented to the Meeting require approval by a simple majority of the votes cast at the Meeting, unless stated otherwise.

No business shall be transacted at the Meeting unless the requisite quorum is present at the commencement of such Meeting, provided that, if a quorum is present at the commencement of the Meeting, a quorum will be deemed to be present during the remainder of the Meeting.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management (the “Management”) of the Company for use at the Meeting of shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof.  It is expected that the solicitation will be primarily by mail.  Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.

GENERAL PROXY INFORMATION

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder's behalf in accordance with the instructions given by the Shareholder in the Proxy.  The persons whose names are printed in the enclosed form of Proxy are officers or directors of Southwestern (the "Management Proxyholders").

A Shareholder has the right to appoint a person other than a Management Proxyholder, to represent the Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a Shareholder.

VOTING BY PROXY

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a Shareholder does not specify a choice and the Shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour

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of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of Southwestern knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be received by Southwestern's registrar and transfer agent, Computershare Investor Services Inc., 9th Floor – 100 University Avenue, Toronto, ON  M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the Chair of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only Shareholders whose names appear on the records of Southwestern as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting.  Most Shareholders of Southwestern are "non-registered" Shareholders because the shares they own are not registered in their name but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee").  If you purchased your shares through a broker, you are likely a non-registered holder.

In accordance with securities regulatory policy, Southwestern has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting.  Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder.  The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.  If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided.  Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits Southwestern to forward meeting materials directly to "non objecting beneficial owners".  If Southwestern or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding shares on your behalf.  By choosing to send these materials to you directly, Southwestern (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

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REVOCABILITY OF PROXY

Any registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a registered Shareholder, his attorney authorized in writing or, if the registered Shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date.  The instrument revoking the proxy must be deposited at the registered office of Southwestern, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the Chair of the Meeting on the day of the Meeting.  Only registered Shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must arrange for their respective Nominees to revoke the proxy on their behalf.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors the proposed amendment to of the Company pursuant to the Company’s Stock Option Plan (see “Amendment to the Stock Option Plan”).

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value.  All issued shares are entitled to be voted at meetings of shareholders and each has one non-cumulative vote.  There are 45,446,536 common shares issued and outstanding. Only those shareholders of record on March 21, 2007 will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of the Company, only the following persons or companies beneficially own, directly or indirectly, or exercise control or direction over shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances:

Name	Number of Shares	Percentage of Outstanding Shares
John G. Paterson	8,038,950 (1)	17.68%

(1)

Of these shares 7,269,000 (representing 15.99% of the Company’s outstanding shares) are owned by Global Gold Corporation ("Global"), a private Ontario company the president of which is John G. Paterson, the Company's President. Global's shares are owned by John G. Paterson (8.21%) and Neil L. Paterson (John G. Paterson's brother) (91.79%).  John G. Paterson exercises voting control over the shares of the Company held by Global.

ELECTION OF DIRECTORS

The following chart provides information concerning the nominees proposed for election to the Board of Directors, all of who are ordinarily resident in Canada. Included in this information is directors’ committee memberships and equity ownership.  All successful nominees are elected for a term of one year, expiring at the next annual general meeting.

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NAME AND COMPANY DETAILS
JOHN G. PATERSON Vancouver, B.C. Age: 56 Director since 1991 Shares(1): 8,038,950 Options: 425,000

John G. Paterson (President & CEO and Director of the Company) is a Professional Geologist and a founding principal of the Company. Mr. Paterson brings a wide range of exploration experience to the Company, having worked extensively in Canada, the United States, South America, Asia and Australia exploring for uranium, diamonds, precious metals and base metals. Prior to founding the Company, Mr. Paterson was President of Frobisher Resources Pty. Ltd., a private consulting company to senior mining firms working mainly in Australia and Indonesia. Much of his work was directed towards Archean gold deposits in Australia and included property/project generation, valuation, ore reserve and feasibility studies. He has worked in underground mining operations for Falconbridge Nickel Mines in Sudbury, Canada; as a Project Geologist for Uranerz Exploration and Mining Ltd., where he was involved in uranium exploration in Canada; and as a regional geologist with Uranerz Australia Pty Ltd. Mr. Paterson completed his undergraduate studies in geology (BSc.Hons) at Carleton University and is a Fellow of the Geological Association of Canada and a Member of the Australasian Institute of Mining and Metallurgy.

W. DAVID BLACK (2)(3)(4) Vancouver, B.C. Age: 65 Director since 2000 Shares(1): 37,000 Options: 260,000

W. David Black (Chair of the Board of Directors) was called to the British Columbia bar in 1967, practiced as an attorney specializing in corporate and securities law until December 2003 and is now retired.  Mr. Black has served on the boards of numerous public and private companies in the natural resource sector.

NAME AND COMPANY DETAILS
JAMES B. HUME (2)(3)(4)(5) Calgary, Alberta Age: 56 Director since 2002 Shares(1): 10,000 Options: 200,000

James B. Hume is a Chartered Accountant and has worked as Chief Executive Officer of various companies involved in financial investment and management for the past 20 years.  He is President and CEO of the Kahanoff Group of companies based in Alberta.

WILLIAM D. MCCARTNEY (2)(3)(4)(5) Vancouver, B.C. Age: 51 Director since 2004 Shares(1): 500 Options: 165,000

William D. McCartney is a Chartered Accountant and was a founding partner of an accounting firm from 1984 to 1990.  He is President of a management company involved with providing corporate finance and administrative management services to private and public companies.

TIMO JAURISTO(5) Vancouver, B.C. Age: 49 Director since 2006 Shares(1): nil Options: 350,000

Timo Jauristo (Vice President, Corporate Development and Director of the Company) is a Professional Geologist with over 26 years experience in the mining industry. Before joining Southwestern he was the General Manager – Corporate Development for Placer Dome Inc. Mr. Jauristo joined the Placer Group of Companies in 1990 and has held various positions including Senior Project Geologist, Executive Assistant to Vice President - Exploration, Country Manager - Spain, Regional Manager – Southeast Asia, Exploration Manager – Australia, and Manager - Business Development.  Prior to joining Placer, Mr. Jauristo worked for Newmont Australia, CSR Limited and Geopeko.  Mr. Jauristo was part of the team that discovered the Osborne copper-gold deposit in Queensland. Most recently, Mr. Jauristo was involved in Placer’s acquisition of the North Mara gold mine in Tanzania for and the successful takeover of Auriongold.

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(1)

The number of voting shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed director as at March 21, 2007.

(2)

Member of the Audit Committee.

(3)

Member of the Compensation Committee.

(4)

Member of the Corporate Governance and Nominating Committee.

(5)

Member of the Environment and Safety Committee.

STATEMENT OF EXECUTIVE COMPENSATION

The purpose of this Statement of Executive Compensation is to provide disclosure of all compensation earned by certain executive officers and directors in connection with their position as an officer of or consultant to the Company and its subsidiary Zincore Metals Inc. (“Zincore” or “ZNC”).

Compensation Summary

This table sets out all compensation paid to the Company’s Chief Executive Officer, Chief Financial Officer and each of the Company’s three most highly compensated executive officers other than the Chief Executive Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total annual compensation exceeds $150,000 (collectively the “Named Executive Officers”) during the previous three financial years.

SUMMARY COMPENSATION TABLE – NAMED EXECUTIVE OFFICERS

		Annual Compensation (1)			Long-Term Compensation (1)(2) (3)
					Awards		PAYOUTS
Name & Principal Position	Year	Salary ($) SWG/ZNC	Performance Bonus ($) SWG/ZNC	Other Annual Compensation ($) SWG/ZNC	Securities Under Options/ SARs Granted (#) SWG/ZNC	Shares or Units Subject to Resale Restrictions ($) SWG/ZNC	LTIP Payouts ($) SWG/ZNC	All Other (1) Compensation ($) SWG/ZNC
John G. Paterson(4) President & CEO	2006 2005 2004	nil/nil nil/nil nil/nil	na/na(5) na/na(5) na/na(5)	217,000/5,500(6) 194,250/nil (6) 161,250/nil (6)	50,000/125,000 125,000/nil 200,000/nil	nil/nil nil/nil nil/nil	nil/nil nil/nil nil/nil	nil/nil nil/nil nil/nil
Timo Jauristo(4) VP, Corporate Development & Interim VP, Exploration	2006 2005 2004	nil/nil nil/nil na/na	70,000/nil(7) 20,000/nil(7) na/na	136,480/87,840(7) 106,720/nil(7) na/na(7)	50,000/800,000 300,000/nil na/na	nil/nil nil/nil na/na	nil/nil nil/nil na/na	nil/nil nil/nil na/na
Thomas W. Beattie VP, Corporate Affairs & Corporate Secretary	2006 2005 2004	nil/nil nil/nil nil/nil	70,000/nil(8) 50,000/nil(8) 50,000/nil(8)	139,450/28,500(8) 140,050/nil(8) 47,055/nil(8)	50,000/125,000 100,000/nil 60,000/nil	nil/nil nil/nil nil/nil	nil/nil nil/nil nil/nil	nil/nil nil/nil nil/nil
Parkash K. Athwal VP, Finance & CFO	2006 2005 2004	nil/nil nil/nil 140,577/nil	70,000/nil(9) 50,000/nil(9) 40,000/nil(9)	98,050/11,625(9) 93,675/nil(9) nil/nil	50,000/70,000 100,000/nil 80,000/nil	nil/nil nil/nil nil/nil	nil/nil nil/nil nil/nil	nil/nil nil/nil nil/nil

(1)

The first number shown for each Named Executive Officer represents compensation from Southwestern and the second number represents compensation from Zincore.

(2)

Southwestern and Zincore did not grant any Stock Appreciation Rights (“SAR”). SAR means a right, granted by the Company as compensation for employment services or office, to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

(3)

Southwestern and Zincore did not have any Long-Term Incentive Plans (“LTIP”). LTIP means any plan providing compensation intended to motivate performance over a period greater than one financial year. LTIP’s do not include option plans, SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

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(4)

Member of the Board of Directors of Southwestern.

(5)

The CEO requested that the Compensation Committee exclude him from any consideration of performance bonuses  awarded in 2004, 2005 and 2006. The term n/a means not applicable.

(6)

Paid to Glengarry Resource Management Inc., a private consulting company controlled by Mr. Paterson.

(7)

Paid to Austgold Consulting Ltd., a private consulting company controlled by Mr. Jauristo.

(8)

Paid to Westvista Management Inc., a private consulting company controlled by Mr. Beattie.

(9)

Paid to PKA Financial Management Inc., a private consulting company controlled by Ms. Athwal.

Options and SARs

The Board of Directors of the Company established and shareholders approved an incentive stock option plan (the "2005 Plan"). The purpose of the 2005 Plan is to attract and motivate directors, officers and employees of, and service providers to, the Company and thereby advance the Company's interests by affording such persons with an opportunity to acquire an equity interest in the Company through stock options.  All options granted to directors, officers, employees and consultants are subject to a vesting schedule.

The following table discloses the particulars of options to purchase common shares or stock appreciation rights ("SARs") granted by the Company and its subsidiary Zincore during the preceding financial year to the Named Executive Officers:

OPTION/SAR (1) GRANTS TO NAMED EXECUTIVE OFFICERS DURING

THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options Granted (#)	% of Total Options Granted to Optionees in Financial Year	Exercise Or Base Price ($/Security)(2)	MARKET VALUE on the Date of Grant ($/Security)(3)	Expiration Date
John G. Paterson SWG ZNC	50,000 125,000	6.80 3.85	14.00 0.50	14.09 0.50	March 12, 2011 October 18, 2011
Timo Jauristo SWG ZNC	50,000 800,000	6.80 24.63	13.88 0.50	14.16 0.50	March 15, 2011 October 18, 2011
Thomas W. Beattie SWG ZNC	50,000 125,000	6.80 3.85	14.00 0.50	14.09 0.50	March 12, 2011 October 18, 2011
Parkash K. Athwal SWG ZNC	50,000 70,000	6.80 2.15	14.00 0.50	14.09 0.50	March 12, 2011 October 18, 2011

(1)

No SARs were granted.

(2)

The exercise price is the volume weighted average trading price for the last five trading days on which the Company’s shares traded prior to the effective date of the grant of options.

(3)

Closing price of the Securities Underlying Options on the date of grant.

The following table discloses the particulars of stock options of the Company and its subsidiary Zincore exercised during the last financial year by the Named Executive Officers:

OPTION/SAR (1)  EXERCISES BY NAMED EXECUTIVE OFFICERS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR END OPTION/SAR VALUES

NAME	Securities Acquired On Exercise (#)	Aggregate Value Realized (2) ($)	Unexercised Options at December 31, 2006 (#) Exercisable/Unexercisable	Value of Unexercised in the Money Options at December 31, 2006(3)(4) ($) Exercisable/Unexercisable

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John G. Paterson SWG ZNC	nil nil	nil nil	375,000/nil 41,667/83,333	nil/nil 15,833/31,667
Timo Jauristo SWG ZNC	nil nil	nil nil	350,000/nil 266,667/533,333	nil/nil 101,333/202,667
Thomas W. Beattie SWG ZNC	nil nil	nil nil	403,000/nil 41,667/83,333	1,252,570/nil 15,833/31,667
Parkash K. Athwal SWG ZNC	nil nil	nil nil	230,000/nil 23,333/46,667	nil/nil 8,867/17.733

(1)

No SARs were exercised.

(2)

Aggregate value realized is the product of the number of shares acquired multiplied by the difference between the opening  market value on the day of exercise and the exercise price, notwithstanding that the Named Executive Officer may not have sold such shares or may have sold such shares at different prices.

(3)

Value is the product of the number of Southwestern shares multiplied by the difference between the closing market value of $7.94 on December 31, 2006 and the exercise price.

(4)

Value is the product of the number of Zincore shares multiplied by the difference between the closing market value of $0.88 on December 31, 2006 and the exercise price.

Options and SARs Repricings

None of the options granted by the Company were repriced during the most recently completed financial year.  The Company has never granted any SARs.

Pension, Retirement, Defined Benefit or Actuarial Plans

The Company does not have any pension, retirement, defined benefit or actuarial plans.

Termination of Employment, Change in Responsibility and Employment and Management Contracts

The Company has entered into contracts with certain of the Named Executive Officers, or companies controlled by such Named Executive Officers, and the compensation paid pursuant to those contracts is disclosed under the section titled “Statement of Executive Compensation - Summary Compensation Table”.

The Company has also entered into a contract with each of the Named Executive Officers whereby, in the event that the officer ceases to be an officer of the Company within six months after  the date on which control of the Company changes, the Company will pay the following amounts:  John G. Paterson, $792,000; Timo Jauristo, $662,400; Thomas W. Beattie, $684,000 and Parkash K. Athwal, $558,000. The contracts provide that payment of such compensation is not triggered simply by voluntary resignation or termination for cause.

Composition of the Compensation Committee and Report on Executive Compensation

The Board of Directors has established a Compensation Committee consisting of three independent directors of the Company:  W. David Black, James B. Hume and William D. McCartney.  The Compensation Committee’s Report on Executive Compensation, presented to and accepted by the Board of Directors, is as follows:

Report on Executive Compensation

The Compensation Committee has prepared this report on executive compensation.  The Committee is responsible for making recommendations to the Board with respect to the

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compensation of  executive officers of the Company as well as with respect to the Company’s stock option plan.  The Committee also assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company.

In compensating its executive officers, packages are structured to enhance shareholder value and provide incentives that are commensurate with performance. The Company has employed a combination of base compensation and equity participation through its stock option plan.  In addition, the Company may from time to time award some of the executive officers or companies controlled by executive officers performance bonuses for the year.  The Company does not offer securities purchase programs, shares or units that are subject to restrictions on resale or other incentive plans, and, except for stock options, focuses on annual, rather than long-term, compensation.

Base Compensation

In the Committee’s view, paying base compensation that is competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives.  The Committee has set rates for the CEO’s base compensation that are competitive to those paid by mining and mineral exploration companies of a comparable size and listed on the S&P/TSX Small Cap and Capped Gold Indexes, and with operations at a similar or a more advanced stage.  In recommending the compensation for the remaining executive officers and the Board, the Committee reviews the CEO’s base compensation and compensation paid to equivalent executive officers within the industry.

Equity Participation

The Company believes that encouraging its executive officers and employees to become shareholders is the best way of aligning their interests with those of its shareholders.  Equity participation is accomplished through the Company’s stock option plan.  Stock options are granted to executive officers taking into account a number of factors, including the amount and terms of options previously granted, base compensation and performance bonuses and competitive factors. In 2006 the Board granted to all optionees options to purchase a total of 734,500 shares, which represented 1.59% of the outstanding shares of the Company at year-end.

Performance bonuses

Performance bonuses awarded for 2006 were based primarily on a bonus matrix assessing three elements:  (1) share performance at year-end compared to a basket of comparable gold stocks; (2) Company performance, and (3) individual executive officer’s performance. The CEO, however, in light of his large shareholding in the Company, requested that the Compensation Committee exclude him from any consideration of performance bonuses to be awarded in 2004, 2005 and 2006.

Company’s Performance

Executive compensation is related to the Company’s performance in the form of performance bonuses awarded.  It is difficult in the mineral exploration industry, where concepts such as earnings per share or ‘profitability’ are inapplicable, to quantitatively measure the Company’s performance.  However, it is possible to apply qualitative metrics to this process, and the Company measures its performance by such items as:

▪

development of successful exploration prospects;

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▪

the ability of the Company to recruit and attract professionals who are recognized as leaders within their sector;

▪

levels of employee satisfaction and retention;

▪

confidence of the investment community in the Company;

▪

investor confidence demonstrated by participation in the Company’s private placement financings;

▪

voting results from shareholder meetings; and

▪

absence of negative dealings with regulatory agencies.

CEO Compensation

THE COMPONENTS OF THE CEO’S COMPENSATION ARE THE SAME AS THOSE THAT APPLY TO ALL OF THE COMPANY’S EXECUTIVE OFFICERS, NAMELY BASE COMPENSATION, PERFORMANCE BONUSES AND LONG-TERM INCENTIVES IN THE FORM OF STOCK OPTIONS.  IN ESTABLISHING THE CEO’S COMPENSATION, THE BOARD CONSIDERS SALARIES PAID TO OTHER CEO’S WHOSE MARKET CAPITALIZATION IS SIMILAR TO THAT OF THE COMPANY  AND THE CEO’S CONTRIBUTION TO THE AFFAIRS OF THE COMPANY.

PERFORMANCE GRAPH

The following graph compares the yearly percentage change in the Company's cumulative total shareholder return on its common shares (being the percentage increase (or decrease) in the trading price of its common shares on a yearly basis based on an investment in the Company's shares on December 31, 2001 and reflecting a two-for-one stock split in June 2004) with the cumulative total shareholder return of the S&P/TSX Composite Index and S&P/TSX Capped Gold Index assuming reinvestment of dividends.  For comparison purposes it is assumed that $100 had been invested in the Company's shares and in the securities contained in such index on December 31, 2001 and compounded annually thereafter.

S&P/TSX:

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-Composite Index	100.00	126.17	161.95	182.16	222.06	254.3
-Capped Gold Index	100.00	142.54	161.93	147.36	178.91	228.14
Company Index	100.00	526.31	1500.00	932.33	1015.78	596.99

Compensation of Directors

In 2006 the three independent directors of the Company were each paid as follows: W. David Black (Chair) $120,000 James B. Hume $35,000 and William D. McCartney $30,000. Compensation paid to the other two board members is disclosed under the section titled “Statement of Executive Compensation - Summary Compensation Table” (non-independent directors do not receive additional compensation).  In addition, stock options to purchase shares of the Company are granted to the Company's directors from time to time.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out certain information, as at the end of the Company’s most recently financial year, regarding (1) stock options issued pursuant to all compensation plans previously approved by shareholders, being the Company's stock option plan, and (2) all compensation plans not previously approved by shareholders.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation plan approved by security holders	3,787,500	13.19	673,117
Equity compensation plans not approved by security holders	300,000	12.09	n/a
Total	3,787,500

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the current or former directors, employees or executive officers of the Company, none of the proposed directors of the Company and none of the associates of such persons is or has been indebted to the Company at any time since the beginning of the Company's last completed financial year.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

MANAGEMENT CONTRACTS

Management services for the Company or its subsidiaries are not, to any substantial degree, performed by persons other than the executive officers of the Company pursuant to consulting agreements (see “Statement of Executive Compensation – Termination of Employment, Change in Responsibilities and Employment and Management Contracts”).

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CORPORATE GOVERNANCE DISCLOSURE

The following Corporate Governance Disclosure meets the requirements of National Policy 58-201 Corporate Governance Guidelines as well as National Instrument 58-101, Disclosure of Corporate Governance Practices, applicable to issuers whose securities are listed on the Exchange.

Form 58-101F1 Corporate Governance Disclosure

1.

Board of Directors –

a.

The following directors are unrelated in that they are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with the best interests of the Company, other than interests and relationships arising from shareholding:  W. David Black, James B. Hume and William D. McCartney.

b.

The following directors are members of management and thus are not independent: John G. Paterson and Timo Jauristo.

c.

A majority of directors is independent.

d.

Certain of the directors are presently a director of one or more other reporting issuers, as follows:

Director	Other Reporting Issuer
W. David Black	Quest Capital Corp. Maxy Gold Corp. Spur Ventures Inc. Zincore Metals Inc.
John G. Paterson	Superior Diamonds Inc. Forum Uranium Corp.
William D. McCartney	Mercer International Inc. Exeter Resource Corporation Bowram Energy Inc. Woodbridge Energy Ltd. Newstrike Capital Inc.
Timo Jauristo	Zincore Metals Inc.

e.

Each regularly scheduled Board meeting is either preceded or followed by an in camera meeting of the independent directors, which members of management and the non-independent directors do not attend.  The independent directors of the Board also hold additional meetings that members of management and non-independent directors do not attend.  The Chair informs management of the substance of these meetings to the extent that action is required by management.  During 2006 the independent directors met four times when members of management and non-independent directors were not in attendance.

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f.

The Chair of the Board, W. David Black, is an independent director, which enhances the Board’s ability to function independently of management. It is the Chair’s responsibility is to ensure that the relationships between management, shareholders and the Board are efficient and effective. The Chair acts as a resource for the CEO, and at all times retains an independent perspective to represent the best interests of the Company.

g.

Attendance – The following chart illustrates the number of meetings of the Board and each committee and the directors’ attendance during 2006.

Director	Board 8 meetings	Committee
		Corporate Governance and Nominating 4 meetings	Audit Committee 8 meetings	Compensation Committee 3 meetings	Environment and Safety 4 meeting
W. David Black, Chair	7	4	8	3	n/a
John G. Paterson	7	n/a	n/a	n/a	n/a
Timo Jauristo(1)	5	n/a	n/a	n/a	4
James B. Hume	8	4	8	3	4
William D. McCartney	6	3	6	3	4

(1)

Mr. Jauristo became a director of the Company on March 6, 2006.

2.

Board Mandate – The written mandate of the Board is the following:

The mandate of the Board is to supervise the management of the Company and to act in the best interests of the Company.  The Board acts in accordance with the British Columbia Business Corporations Act; the Company’s Articles of Incorporation; the Company’s Code of Business Ethics and Conduct; the Mandate of the Board and the charters of the Board’s committees and other applicable laws and policies.  The Board approves all significant decisions that affect the Company before they are implemented.  As a part of its overall responsibility for the stewardship of the Company, the Board assumes responsibility for the following:

a.

Stewardship

The Board sets and supervises standards of corporate governance that create a culture of integrity throughout the Company, and guides the operations of the Company and management in compliance with the Company's constating documents and British Columbia corporate law, securities legislation in each jurisdiction in which the Company is a reporting issuer, and other applicable laws.

b.

Strategic Planning

The Board is actively involved in the Company’s strategic planning process.  The Board discusses and reviews all materials relating to the strategic plan with management.  The

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Board is responsible for reviewing and approving the strategic plan, which takes into account the opportunities and risks of the business.  Following the completion of each year, the Board undertakes a review of this strategic plan to assess the strengths, weaknesses and overall results of the plan.  The Board also receives reports of management on a regular basis throughout the year on the current and proposed operations of the Company and reviews the opportunities of the Company and assesses risks to which the Company is exposed so that the plan can be adjusted where required.

c.

Dealing with Risks

The Board, in its annual assessment of the strategic plan, identifies principal risks and considers how to monitor and manage the risks.  The principal risks to the Company have been identified as risks relating to the environment, safety, securities markets, commodity prices and currency fluctuations, legislative and title issues arising from operations in foreign jurisdictions and the fact that mineral exploration and development activities are inherently risky.  The Board has instructed management to assist the Board in identifying risks and to promptly alert the Board when a risk has materialized.  The board may from time to time appoint management, board members or advisors to assist in assessing different risks.

d.

Succession Planning

The Board, through the Compensation Committee, annually identifies the key individuals of the Company and, in consultation with management, determines how best to replace such individuals should the need arise.  The Board's policy is to select individuals who have the required expertise and would therefore require a minimum of training in order to assume their role with the Company.  Management is assigned the responsibility of training and advising the new person of the Company's policies and practices.  The CEO has primary responsibility for supervising and reviewing the performance of other senior management.  The Board is actively involved with the operations of the Company and therefore the performance of senior management is always under scrutiny.

e.

Communication Policy

The Communications and Corporate Disclosure Policy governs communication with shareholders and others and reflects the Company's commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws and with a view to enhancing the Company's relationship with its shareholders.

f.

Internal Control And Management Information Systems

The effectiveness and integrity of the Company's internal control and management information systems contribute to the effectiveness of the Board and the Company.  To maintain the effectiveness and integrity of the Company's financial controls, the Board, through the audit committee which consists solely of independent directors monitors internal control and management information systems.

g.

Approach to Corporate Governance

The Board has appointed a Corporate Governance and Nominating Committee composed entirely of independent directors, and which has overall responsibility for developing the Company’s approach to corporate governance including

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keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices in the form of the Company’s Guide to Corporate Governance.  The Corporate Governance and Nominating Committee is also responsible for identifying individuals qualified to become new board members and recommending to the Board the new director nominees for the next annual meeting of shareholders.

Individual directors may engage an outside adviser at the expense of the Company in appropriate circumstances, subject to the approval of the Chair of the Corporate Governance and Nominating Committee.

h.

Feedback

The Company’s website facilitates feedback from shareholders by permitting requests for information and sending messages directly to the Company.

i.

Expectations and Responsibilities of Directors

The Board is responsible for determining the committees of the Board that are required to effectively manage certain aspects of the Board's duties, and for ensuring that the committees have the requisite independence, competency and skill.  The Board approves and annually reviews the charters of the committees, and conducts, with the assistance of the Corporate Governance and Nominating Committee, annual reviews of the performance of the committees.

Directors are responsible for attending Board meetings as well as meetings of committees of which the director is a member.  Directors are responsible for reviewing meeting materials in advance of the meeting.

Directors are responsible for fulfilling the Board’s expectations of directors, as set out in the Position Description - Directors, in respect of:  Board Activity; Preparation and Attendance; Communication; Committee Work; and Business, Community and Industry Knowledge.

3.

Position Descriptions

a.

The Board has developed written position descriptions for the Chair and the Chair of each Board committee.

b.

The Board and CEO have developed a written position description for the CEO, which delineates the role and responsibilities of the CEO.

4.

Orientation and Continuing Education

a.

The Board takes the following measures to ensure that all new directors receive a comprehensive orientation regarding (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the Company’s business:

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i.

Each new director is provided with a copy of the Board Manual, which contains the Company’s policies and provides a comprehensive introduction to the Board and its committees; and

ii.

Each new director brings a different skill set and professional background, and with this information, the Chair is able to determine what orientation to the nature and operation of the Company’s business will be necessary and relevant to each new director.

b.

The Board takes the following measures to provide continuing education for its directors in order that they maintain the skill and knowledge necessary for them to meet their obligations as directors:

i.

The Board Manual is reviewed at least annually and revised materials are given to each director;

ii.

There is a technical presentation at Board meetings, focusing on either a particular property or a summary of various properties.  The question and answer portions of these presentations are a valuable learning resource for the non-technical directors; and

iii.

Annual attendance at one of the Company’s properties, to become acquainted with operational aspects.

5.

Ethical Business Conduct

a.

The Board has adopted a written Code of Business Conduct & Ethics for its directors, officers, employees and consultants (the “Code”), a copy of which is filed on SEDAR:

i.

A copy of the Code was provided to each director, officer, employee and consultant and will be provided to each new director, officer, employee and consultant upon joining the Company. In addition, if the Code is amended or revised, then a new copy is distributed;

ii.

In order to ensure compliance with the Code, the Board has established complaint procedures for financial concerns, and environment and safety concerns; and

iii.

There has never been a material change report filed, and more particularly not within the preceding 12 months, that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

b.

The Board complies with the conflict of interest provisions of the British Columbia Business Corporations Act, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

c.

In addition to the Code, the Board has also implemented a Communications and Corporate Disclosure Policy, a Policy on Stock Trading and Use of Material Information, and a Code of Employee Conduct to encourage and promote a culture of ethical business conduct.

6.

Nomination of Directors

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a.

In order to identify new candidates for nomination to the Board, the Board considers the advice and input of the Corporate Governance and Nominating Committee regarding:

i.

the appropriate size of the Board, the necessary competencies and skills of the Board as a whole; and the competencies and skills of each existing director; and

ii.

the identification and recommendation of new individuals qualified to become new Board members.  New nominees must have a track record in general business management, special expertise in an area of strategic interest to the company, the ability to devote the time required and a willingness to serve.

b.

The Board has a Corporate Governance and Nominating Committee composed entirely of independent directors.

c.

The Corporate Governance and Nominating Committee is responsible for identifying individuals qualified to become new Board members and recommending to the Board the new director nominees. The Committee has the power to engage outside advisors and determine its own procedures.

7.

Compensation

a.

The process by which the Board determines the compensation for executive officers of the Company is described in the Report on Executive Compensation of the Compensation Committee.  The Board determines the compensation for the Company’s directors by comparison with publicly available information on other reporting issuers in the mineral industry.

b.

The Board has a Compensation Committee composed entirely of independent directors.

c.

The Compensation Committee is responsible for reviewing and recommending to the Board the CEO’s compensation; for evaluating the performance of the CEO; for making recommendations to the Board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans; and reviewing executive compensation disclosure in advance of publication.  The Committee has the power to engage outside advisors and determine its own procedures.

8.

Other Board Committees

In addition to the audit, compensation and corporate governance and nominating committees, the Board has an Environment and Safety Committee.  The Environment and Safety Committee has overall responsibility for developing and monitoring standards for ensuring a safe, healthy work environment and sustainable development.  Committees of the Board are generally composed of independent directors, with the exception that the Environment and Safety Committee includes at least one member of management.

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9.

Assessments

The Corporate Governance and Nominating Committee evaluates the effectiveness of the Board, its committees and individual directors.  Each committee conducts an annual assessment of its effectiveness and contribution, consisting of a review of its Charter, the performance of the committee as a whole.  The committee then submits a Committee Annual Assessment Report to the Corporate Governance and Nominating Committee, including recommendations.  In addition, the Board conducts an annual review of its performance.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Company, nor any proposed director of the Company, nor any person who beneficially owns, directly or indirectly, shares of the Company or who exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction not otherwise disclosed herein which, in either case, has affected or will materially affect the Company, except as disclosed herein.

AUDIT COMMITTEE DISCLOSURE

Information required by Multilateral Instrument 52-110, Audit Committees, is presented in the Company’s Annual Information Form, Item 11, Audit Committee, which is filed on www.sedar.com.

STOCK OPTION PLAN DISCLOSURE

The following disclosure is pursuant to the Exchange’s requirement that companies disclose on an annual basis the terms of their security based compensation arrangements and any amendments that were adopted in the last fiscal year.  The principal features and terms of the stock option plan approved by shareholders and the Exchange in 2005 (the “2005 Plan”) are as follows:

1.

The 2005 Plan is a “rolling” stock option plan, under which, the aggregate number of common shares that may be subject to option at any one time may not exceed 10% of the issued and outstanding shares of the Company as of that date including shares issued as a result of the exercise of options.  Ten percent of the 45,446,536 currently issued and outstanding shares of the Company is 4,544,653.

2.

Under the 2005 Plan, the Board of Directors is authorized to designate persons to whom options could be granted. Currently, employees, directors and officers of and consultants to the Company and its subsidiaries are eligible participants in the 2005 Plan (“Eligible Participants”).

3.

As of March 21, 2007, the total number of shares that have been approved by the Exchange for issuance under the 2005 Plan and all of the Company’s prior stock option plans is 4,434,617 (less than 10% of the 45,446,536 issued and outstanding shares), of which 4,418,000 options have been granted, representing 9.72% of the Company’s issued and outstanding shares, and 16,617 remain reserved for issuance but not yet granted.

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4.

The 2005 Plan provides that under no circumstances shall the 2005 Plan, together with all of the Company's other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of shares, result, at any time, in:  (i) the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the issued and outstanding shares; (ii) the issuance to insiders, within a one year period, of a number of shares exceeding 10% of the issued and outstanding shares; or (iii) the issuance to any one insider and such insider's associates, within a one year period, of a number of shares exceeding 5% of the issued and outstanding shares.

5.

The exercise price for an option granted under the 2005 Plan is the “market price”, which is the volume weighted average trading price for the five trading days prior to the grant of options on which the Company’s shares traded.  The Company presently does not have a share purchase plan and nor does it grant stock appreciation rights.

6.

Options granted have a vesting period if required by the Board or the Exchange policies.  The Board has imposed a schedule, which is not part of the 2005 Plan, on the vesting of options for insiders while all other options granted have a vesting period if the Board deems it necessary.

7.

Options may not be granted for a term exceeding 10 years.

8.

Options granted under the 2005 Plan may not be assigned by the optionee other than by will or pursuant to the laws of succession, and to a trust, RESP or RRSP or similar legal entity established by the optionee.

9.

If the optionee ceases to be an Eligible Participant for any reason other than death, then such optionee has until the earlier of 90 days thereafter and the expiry date of the options within which to exercise any option vested not exercised prior to the date of ceasing to be an Eligible Participant.  Where, however, the employment or service contract with an optionee is terminated (i) without a valid cause, the Board may, in its discretion, amend the terms of any option held by such optionee to permit such person to exercise any or all of such options as if such optionee’s employment or engagement had not been terminated and (ii) for cause, the Board may, in its discretion, amend the terms of any options held by such optionee which have not been previously exercised such that the options will only be exercisable on the next five (5) business days following the date of personal delivery of a written notice of termination to the optionee.  In the event of death of an optionee, options held by such optionee may be exercised until the earlier of the expiry date of such options or one year from the date of death, after which the options terminate.

10.

The 2005 Plan requires shareholder approval for any of the following amendments to the 2005 Plan, as detailed in the 2005 Plan:

a.

any amendment to the fixed percentage of shares issuable under the 2005 Plan, including a change from a fixed maximum percentage to a fixed maximum number;

b.

any change to the definition of “Eligible Participant” which would have the potential of broadening or increasing insider participation;

c.

the addition of any form of financial assistance;

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d.

any amendment to a financial assistance provision which is more favourable to Optionees;

e.

the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying shares from the 2005 Plan reserve;

f.

the addition of a deferred or restricted share unit or any other provision which results in Eligible Participants receiving shares while no cash consideration is received by the Company; and

g.

any other amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities or may provide additional benefits to Eligible Participants, especially insiders of the Company, at the expense of the Company and its existing shareholders.

11.

The 2005 Plan requires disinterested shareholder approval for a reduction in the exercise price, or an extension of the term, of options granted to an Insider.

12.

The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the 2005 Plan that are not of the type contemplated above including, without limitation:

a.

amendments of a “housekeeping” nature;

b.

a change to the vesting provisions of an option granted under the 2005 Plan not otherwise permitted by the 2005 Plan, such as reducing the vesting schedule of options granted to a consultant if the consultant becomes an employee;

c.

a change to the termination provisions of an option granted under the 2005 Plan  which does not entail an extension beyond the original expiry date, such as extending the time period within which and Optionee’s legal representatives may exercise the options of a deceased Optionee from one year to eighteen months; and

d.

the addition of a cashless exercise feature, payable in cash securities, which provides for a full deduction of the number of underlying shares from the 2005 Plan reserve, such as the introduction of stock appreciation rights.

13.

Options will be adjusted in the event of any consolidation or subdivision of shares or the declaration of a dividend.  In the event of a take-over bid or a change of control, as defined in the 2005 Plan, the Options become vested and exercisable in accordance with the terms of the 2005 Plan.

APPROVAL OF AMENDMENT OF STOCK OPTION PLAN

Shareholder approval for the Company’s 2005 Plan was obtained at the Company’s 2005 Annual and Special Meeting.   The 2005 Plan is described above under the heading Stock Option Plan Disclosure.

In June 2006, the Exchange published a Staff Notice (the “Staff Notice”) in respect of two aspects of security based compensation arrangements, which includes stock option plans:  amendment procedures and blackout periods.

The Staff Notice advised that listed issuers wishing to avoid a requirement of shareholder approval of every amendment to their stock option plans, whether or not material, had until June 30, 2007 to amend their plans to include a detailed amendment procedure. After that date, listed issuers with plans that do not specifically provide that shareholder approval is not required for specified types of amendments will be required to obtain that approval for any

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amendment. A broadly cast “general housekeeping provision” typical of many plans, will no longer suffice to avoid the requirement of shareholder approval. The Exchange has also advised listed issuers to introduce detailed amendment provisions to their plans at their next meeting of shareholders. The Exchange has advised that issuers proposing to include a provision that allows the Board of Directors (or a similar body) to make fundamental changes to a plan should include a description of the general nature of the changes the Board of Directors may make, together with examples. The Exchange’s rules continue to provide that certain amendments will require disinterested shareholder approval (notwithstanding the plan terms), including extensions or re-pricing of insiders’ options.  The Board of Directors, on the recommendation of the Compensation Committee, believes that it is appropriate to amend the 2005 Plan to provide a detailed amendment procedure.

The Staff Notice also sets out that since plans may set any expiry date so long as it is approved by shareholders, plans may consider providing an expiry date that is “conditional” upon potential expiry during a trading blackout period (self imposed blackout periods, during which optionees are prevented from exercising options, are an example of good corporate governance and trading policies).  Accordingly, the Company proposes to amend the 2005 Plan to provide for an expiry date that is conditional upon potential expiry during or immediately following a blackout period. This means that the amended 2005 Plan will provide that the expiry of the term of an option will be a fixed expiry date, and in the case of options that expire during, or within 10 days of the expiry of, a blackout period, then the expiry date is ten days after the expiry of such blackout period.

Finally, the Board of Directors, on the recommendation of the Compensation Committee, believes that it is advisable to make two further amendments the 2005 Plan.  First, the Board wishes to amend the definition in the plan of eligible participant, however, such amended definition will not have the potential of broadening or increasing insider participation in the plan.  The current definition permits options to be granted to directors, officers, service providers and employees.  The Company wishes to have the flexibility to grant stock options to the service provider company or to its employees, directors or officers.  Second, to prevent a substantial enlargement or dilution of rights granted to optionees as compared to shareholders by permitting in such circumstances the proportionate adjustment of the number of shares subject to outstanding options and the exercise price per option.

The Board of Directors approved a series of amendments to the 2005 Plan by unanimous resolution dated March 12, 2007.  The amended 2005 Plan (now renamed the “2007 Plan”) is subject to shareholder and the Exchange approval. The 2007 Plan has been conditionally approved by the Exchange.

PROPOSED AMENDMENTS TO THE 2005 PLAN

There are four amendments proposed, as follows:

1.

The 2007 Plan will provide a more detailed amendment procedure than the 2005 Plan, for amendments to the 2005 Plan that do not require shareholder approval.  The 2007 Plan will reflect that the Board may, at any time, without further approval by the shareholders, amend the 2007 Plan or any option granted under the 2007 Plan in such

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respects as it may consider advisable and, without limiting the generality of the foregoing it may do so to:

a.

amend typographical, clerical and grammatical errors;

b.

change the vesting provisions of an option or the 2007 Plan;

c.

reflect changes to applicable securities laws;

d.

change the termination provisions of an option or the 2007 Plan which do not entail an extension beyond the  Expiry Date;

e.

reduce the exercise price of an option for an Optionee who is not an Insider; and

f.

the addition of a cashless exercise feature, payable in cash or securities.

2.

The 2007 Plan will revise the definition of Eligible Participant as follows:

“Eligible Participant” means employees, Service Providers, directors, officers, as defined herein, of the Company, its subsidiaries or Service Providers; (amendment is italicized);

3.

The 2007 Plan will provide that the expiry of the term of an option will be the later of ten years from the date of grant of the option or, in the case of options that expire during, or within 10 days of the expiry of, a blackout period, then the expiry date is ten days after the expiry of such blackout period; and

4.

The 2007 Plan will provide that in order to prevent a substantial enlargement or dilution of the rights granted to, or available for, holders of options as compared to holders of common shares (“Shares”), in the event:

a.

that any rights are granted to all holders of Shares to purchase Shares at prices substantially below fair market value;

b.

of any distribution of evidences of indebtedness or assets of the Company (excluding dividends paid in the ordinary course) to all holders of Shares; or

c.

that as a result of any recapitalization, merger, consolidation or otherwise, the Shares are converted into or exchangeable for any other securities;

then in any such case, subject to approval of the relevant stock exchanges, the number of Shares reserved for issuance and available for options under the 2007 Plan, the number of Shares subject to outstanding options and the exercise price per option shall be proportionately adjusted by the Board.

Shareholders will be asked at the Meeting to consider and, if deemed appropriate, approve with or without variation the following ordinary resolution authorizing the 2007 Plan:

“RESOLVED THAT the Company approve amendments to the 2005 Plan (the “2007 Plan”), subject to the approval of the Toronto Stock Exchange (the “Exchange”), allowing the Company to:

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a.

include procedures for amending its stock option plan in circumstances that do not require shareholder approval;

b.

revise the definition of Eligible Participant to include employees, directors and officers of Service Providers;

c.

provide an expiry date that is “conditional” upon potential expiry of stock options during a blackout period, and

d.

prevent substantial enlargement or dilution of rights granted to optionees as compared to shareholders by permitting the proportionate adjustment of the number of shares subject to outstanding options and the exercise price per option, in substantially the form that has been made available to the Company’s shareholders, and that all grants of stock options by the Company occurring after the receipt of Exchange approval will be pursuant to the 2007 Plan.”

By approving the amendments, the Company will continue to have a stock option plan that is consistent with the policies of the Exchange. If the 2007 Plan is approved by shareholders all grants of stock options by the Company occurring after the receipt of the Exchange approval will be pursuant to the 2007 Plan.

For full particulars, please refer to the text of the 2007 Plan, a copy of which is available from Suite 1650 – 701 West Georgia Street, Vancouver, BC V7Y 1C6, and will be available at the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com.  Shareholders may contact the Company to request copies of the financial statements and Management Discussion and Analysis.  Financial information is provided in the Company’s comparative financial statements and Management Discussion and Analysis for its most recently completed financial year.

DIRECTORS’ APPROVAL

The undersigned hereby certifies that the contents and the sending of this Circular to the shareholders of the Company have been approved by the Board of Directors of the Company.

“Thomas W. Beattie”

DATED at Vancouver, B.C.

Thomas W. Beattie

March 21, 2007

Vice President, Corporate Affairs

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SOUTHWESTERN RESOURCES CORP.

March 9, 2007

The Ontario Securities Commission

The British Columbia Securities Commission

The Alberta Securities Commission

The Manitoba Securities Commission

Dear Sirs:

Re:

Southwestern Resources Corp. (the “Corporation”)

We advise the following with respect to the upcoming Meeting of Shareholders for the above Corporation:

Meeting Type:

Annual General and Special Meeting

Security Description of Voting Issue:

Common shares

CUSIP Number:

84548W 102

Record Date:

March 21, 2007

Meeting Date:

May 7, 2007

Yours truly,

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

Thomas W. Beattie

Vice President, Corporate Affairs

& Corporate Secretary

TWB/sh

cc: The Toronto Stock Exchange

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SOUTHWESTERN RESOURCES CORP.

Suite 1650 – 701 West Georgia Street

Vancouver, BC Canada, V7Y 1C6

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

May 7, 2007

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of Shareholders (the “Meeting”) of Southwestern Resources Corp. (the "Company") will be held at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on Monday May 7, 2007 at 9:30 a.m. Pacific Daylight Time for the following purposes, as more fully set forth in the Management Information Circular accompanying this Notice:

1.

to receive and consider the Report to Shareholders, the Audited Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2006 and the Auditors’ Report thereon;

2.

to set the number of directors at five and elect directors for the ensuing year;

3.

to appoint auditors for the Company and authorize the directors to fix the auditors’ remuneration;

4.

to consider and if deemed appropriate approve with or without variation the amendment to the Company’s Stock Option Plan 2005; and

5.

to transact such other business as may properly come before the Meeting or any adjournment thereof.

The Report to Shareholders, Audited Consolidated Financial Statements and Auditors’ Report are included in the Company’s Annual Report.

The Directors have fixed the close of business on March 21, 2007 as the record date for determination of shareholders entitled to notice of and the right to vote at the Meeting, either in person or by proxy, in accordance with and subject to the provisions of the Business Corporations Act (British Columbia).

BY ORDER OF THE BOARD OF DIRECTORS

“Thomas W. Beattie”

March 22, 2007

Thomas W. Beattie

Vancouver, British Columbia

Vice President, Corporate Affairs

The Board of Directors encourages each shareholder to attend the Meeting in person.  WHETHER OR NOT YOU EXPECT TO ATTEND, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. If you attend the Meeting, the delivery of your proxy will not prevent you from voting in person. To be effective, proxies must be received by the Company’s transfer agent, Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the

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commencement of the Meeting.  The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the commencement of the Meeting. Beneficial shareholders who receive a proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

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SOUTHWESTERN RESOURCES CORP.

April 5, 2007

Dear Shareholders:

Appointment of New Director

We are pleased to announce that the Board of Directors (the “Board”) of Southwestern Resources Corp. (the “Company”) has appointed Patrick G. Downey to serve as a director of the Company effective April 5, 2007. Mr. Downey brings 25 years experience in the resource industry on four continents.  Please refer to the enclosed Supplement dated as at April 5, 2007 (the “Supplement”) to the Company’s Management Information Circular dated as at March 21, 2007 (the “Information Circular”) for the upcoming annual general meeting of the shareholders of the Company to be held on May 7, 2007 (the “2007 Meeting”) for further information regarding Mr. Downey’s background and experience.

As you know, the directors of the Company are elected by the shareholders at annual general meetings.  At the upcoming 2007 Meeting, the shareholders will be asked to set the Board at six members and Mr. Downey will be nominated by management for election to the Board to hold office until the next annual general meeting of the Company’s shareholders.

In connection with the 2007 Meeting, we enclose the Information Circular.  Further, to reflect events subsequent to the date of the Information Circular, and in connection with the expansion of the Board to from five to six members together with Mr. Downey’s nomination and election at the 2007 Meeting, we provide certain additional amending and supplemental 2007 Meeting materials, which consist of an Amended Notice of Meeting (the “Amended Notice”) and the Supplement. The Amended Notice replaces the Notice of Meeting dated as at March 21, 2007, which is currently filed in the Company’s public disclosure record on the SEDAR website at www.sedar.com.

As you are a beneficial holder of the Company’s common shares, we ask you to complete and return the enclosed voting information form in accordance with the instructions set out in that form.  This form incorporates voting instructions based on the information set out in the Amended Notice, the Information Circular and the Supplement.

Sincerely,

On behalf of Southwestern Resources Corp.

“Thomas W. Beattie”

Thomas W. Beattie

Vice President, Corporate Affairs

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SOUTHWESTERN RESOURCES CORP.

April 5, 2007

Dear Shareholders:

Appointment of New Director

We are pleased to announce that the Board of Directors (the “Board”) of Southwestern Resources Corp. (the “Company”) has appointed Patrick G. Downey to serve as a director of the Company effective April 5, 2007. Mr. Downey brings 25 years experience in the resource industry on four continents.  Please refer to the enclosed Supplement dated as at April 5, 2007 (the “Supplement”) to the Company’s Management Information Circular dated as at March 21, 2007 (the “Information Circular”) for the upcoming annual general meeting of the shareholders of the Company to be held on May 7, 2007 (the “2007 Meeting”) for further information regarding Mr. Downey’s background and experience.

As you know, the directors of the Company are elected by the shareholders at annual general meetings.  At the upcoming 2007 Meeting, the Board will be set at six and Mr. Downey will be nominated for election to the Board to hold office until the next annual general meeting of the Company’s shareholders.

In connection with the 2007 Meeting, to reflect events subsequent to the date of the Information Circular, and in connection with the expansion of the Board to six members together with Mr. Downey’s nomination and election at the 2007 Meeting, we provide certain additional amending and supplemental 2007 Meeting materials, which consist of an Amended Notice of Meeting (the “Amended Notice”) and the Supplement. The Amended Notice replaces the Notice of Meeting dated as at March 21, 2007, which was previously mailed to you by Computershare and is currently filed in the Company’s public disclosure record on the SEDAR website at www.sedar.com.

As you are a registered holder of the Company’s common shares, we have also enclosed an amended form of proxy for your vote.  This amended form of proxy invalidates the form of proxy previously mailed to you by Computershare.

Sincerely,

On behalf of Southwestern Resources Corp.

“Thomas W. Beattie”

Thomas W. Beattie

Vice President, Corporate Affairs

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SOUTHWESTERN RESOURCES CORP.

SUPPLEMENT TO

MANAGEMENT INFORMATION CIRCULAR DATED AS AT MARCH 21, 2007

April 5, 2007

This Supplement to the Company’s Management Information Circular dated as at March 21, 2007 (the “Information Circular”) is dated as at April 5, 2007 and hereby supplements the Information Circular as follows:

Effective as of April 5, 2007, Patrick G. Downey was appointed to the Board of Directors (the “Board”) of the Company, and since that time, the Board has consisted of six members.  At the Meeting, Mr. Downey will be a nominee proposed for election to the Board.  Mr. Downey is ordinarily resident in Canada and is not currently a member of any directors’ committees.  The following chart provides information relating to Mr. Downey and supplements the information set out in the section entitled “Election of Directors” in the Information Circular:

NAME AND COMPANY DETAILS
PATRICK G. DOWNEY North Vancouver, B.C. Director since April, 2007 Shares(1): Nil Options: Nil

Patrick G. Downey was President, CEO and Director of Viceroy Exploration Ltd. prior to Yamana Gold Inc.’s 2006 acquisition of Viceroy. Prior to that he was President of Consolidated Trillion Resources Ltd. and Oliver Gold Corporation, and held Project Engineer positions on several large-scale gold mining operations including La Coipa in Chile and Placer Dome's Misima and Porgera mines in Papua New Guinea while Vice President of Rescan Engineering Ltd. and Project Manager for Kilborn Engineering Ltd. He has also held operating engineering positions at several mining projects for Anglo American Corporation in South Africa. Mr. Downey is a director of Mundoro Mining, a Vancouver-based TSX listed company focused on the exploration and development of the large-scale, advanced exploration stage Maoling Gold Project in Liaoning Province in China, where he is Chairman of the Audit Committee and a member of the Compensation Committee. Mr. Downey is also a director of Magnum Uranium Corp., a Canadian-based exploration company focused on the acquisition and development of a high-quality portfolio of uranium properties.

(6)

The number of voting shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by Mr. Downey as at April 5, 2007.

Mr. Downey will be paid $30,000 per calendar year for acting as a director of the Company and may from time-to-time receive stock options to purchase common shares of the Company.

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SOUTHWESTERN RESOURCES CORP.

            REQUEST FOR FINANCIAL INFORMATION

Rather than receiving financial statements by mail, shareholders may choose to access them at the Company’s website (www.swgold.com) or through a database search at the System for Document Analysis and Retrieval (www.sedar.com). Under securities regulations, shareholders may elect annually to receive financial statements by mail by registering online with the Company’s transfer agent at www.computershare.com/ca/mailinglist or by completing and returning this letter to the Company’s transfer agent at:

COMPUTERSHARE INVESTOR SERVICES INC.

100 University Avenue

9th Floor

Toronto, ON  M5J 2Y1

Computershare will use the information collected solely for the mailing of such financial statements. You may view their Privacy Code online or by requesting that they mail you a copy.

Please place my name on your financial statements mailing list to receive the following statements:

Interim Financial Statements and Management’s Discussion and Analysis	Annual Report and Management’s Discussion and Analysis

NAME (please print)

APT.	STREET NUMBER	STREET NAME

CITY	PROVINCE/STATE	POSTAL/ZIP CODE

__________________________

_________________________

Signature

           Date

By signing this form I certify that I am a shareholder of Southwestern Resources Corp.

17-05-05  |  Page 42 of 44

To:	Advisory Affairs Toronto Stock Exchange 130 King Street West Toronto, Ontario M5X 1J2	Fax: Telephone: Email:	416-947-4547 416-947-4616 advisoryaffairs@tsx.ca
Sent by:	Southwestern Resources Corp.	Susy H. Horna	604 6692525
	COMPANY NAME	Contact Name:	Telephone #:

RE:  NORMAL COURSE ISSUER BID MONTHLY REPORT

Transactions for	March 2007	987,500
	Month	Total to date for this NCIB
Bid Details:
Listed Company:	Southwestern Resources Corp.
Duration of Bid:	One year
Class of Shares	Common Shares

Date of Purchase trade date)	# of Shares Purchased	Average Price
March 1, 2007	70,000	$8.33
March 2, 2007	122,400	$8.24
March 5, 2007	57,600	$8.05
March 7, 2007	5,000	$8.35
March 8, 2007	60,000	$8.18
March 9, 2007	15,000	$8.13
March 12, 2007	13,300	$8.18
March 13, 2007	56,800	$8.12
March 14, 2007	49,500	$8.00
March 15, 2007	4,000	$8.15
March 16, 2007	10,000	$8.28

17-05-05  |  Page 43 of 44

Total for Month:	463,600

Notes:

1.

Please use separate form for each class of shares

2.

Please use separate form for previously unreported or misreported purchases, if any.

17-05-05  |  Page 44 of 44

SOUTHWESTERN RESOURCES CORP.

Computershare

Security Class

Holder Account Number

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Form of Proxy - Annual General and Special Meeting to be held on May 7, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 9:30 am, Pacific Time, on May 3, 2007.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

00G3IA

Appointment of Proxyholder

The undersigned ("Registered Shareholder") of Southwestern Resources Corp. (the "Corporation") hereby appoint(s): John G. Paterson, or failing him **Thomas W. Beattie**, or failing him **Timo Jauristo**,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the **Annual General and Special Meeting** of Southwestern Resources Corp. to be held at the **Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia on Monday, May 7, 2007 at 9:30 a.m. (Pacific Time)** and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Set the Number of Directors

Set the number of directors at five.

For ☐ Against ☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. W. David Black	☐	☐	02. John G. Paterson	☐	☐	03. William D. McCartney	☐	☐
04. James B. Hume	☐	☐	05. Timo Jauristo	☐	☐			

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3. Appointment of Auditors

Appointment of **Deloitte & Touche LLP** as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.

For ☐ Withhold ☐

4. Approve Amendments to the 2005 Plan

For ☐ Against ☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

AR1 SWGQ

00G3JA